

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 14, 2017

Gary C. Hanna
Chief Executive Officer
KLR Energy Acquisition Corp.
811 Main Street, 18th Floor
Houston, TX 77002

Re: **KLR Energy Acquisition Corp.**
Preliminary Proxy Statement on Form PREM14A
Filed January 18, 2017
File No. 1-37712

Dear Mr. Hanna:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Summary Term Sheet, page 1

1.   Please clarify that the "certain assets and liabilities" that Tema will contribute and transfer to Rosehill Operating will not constitute all of Tema's assets and liabilities.

2.   Please disclose here the terms of the PIPE Investment, including the amount and price of each type of security to be issued, and the identity of the investors to whom you will issue the securities.

Questions and Answers about the Proposals for Stockholders, page 9

What equity stake will current stockholders of the Company . . . ?, page 12

3.	Please also disclose here the equity stake of your current stockholders which takes into account the conversion or exchange of your Series A Preferred Stock and your Class B common stock into Class A common stock. Additionally, please clarify why, given that you will issue 4,250,000 shares of Class A common stock upon conversion of the Founder Shares, the holders of your Founder Shares will own 3,515,296 shares of your Class A common stock upon completion of the Business Combination.

What interests do the Company's current officers and directors have in the Business Combination?, page 16

4.	In the final bulleted item, you reference "certain rights" that your Sponsor will be provided if the business combination is approved. Please briefly describe these rights and make corresponding revisions to your disclosure on pages 34 and 75. In your revised disclosure, please also describe the new corporate opportunity provision in your Certificate and how it relates to the "exempted persons."

Parties to the Business Combination, page 22

Tema Oil and Gas Company and Rosehill Operating, page 22

5.	In the penultimate paragraph of page 23, you state that you "identified 202 potential horizontal drilling locations in up to ten formations from Brushy Canyon down through the Wolfcamp B." Please balance this disclosure by clarifying that only 25 of these locations were associated with proved undeveloped reserves as of December 31, 2016. We note the disclosure in footnote (1) on page 209.

Related Agreements, page 24

Tax Receivable Agreement, page 27

6.	Please revise this section to specify for how long the 90% of the net cash savings payments to Tema are to continue. We note that the reference to "90% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the closing" does not identify or quantify the "periods."

Risk Factors, page 46

Risks Related to the Company and the Business Combination, page 70

"Our Sponsor, directors and officers have a conflict of interest . . . .," page 75

7.   Please quantify the total out-of-pocket expenses incurred by your Sponsor, directors and officers as of a recent practicable date. We note the disclosure on page F-12 that the audit committee will review these expenses on a quarterly basis.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 86

Pro Forma Adjustments, page 87

8.   Your disclosure of the material terms of the tax receivable agreement with Tema states that a tax payable is not recorded as the actual tax savings are not currently estimable, or even deemed likely. However, in the risk factor disclosure on pages 83-84, you (i) discussed your expectation that the payments you are required to make under the tax receivable agreement will be substantial and (ii) included a placeholder for the estimated termination payments assuming the agreement was terminated immediately after the closing of the business combination. Please address the following:

- Describe why a tax payable under the tax receivable agreement is not currently estimable or deemed likely;
- Provide a range of the estimated total tax receivable liability assuming the early termination provisions contained in the tax receivable agreement is triggered; and,
- Explain how you considered disclosure of the potential impact on future earnings associated with this contingency in your pro forma presentation.

Note 1 – Basis of Pro Forma Presentation, page 92

Overview, page 92

9.   You state that the business combination agreement between KLRE and Tema for the acquisition of membership interests in Rosehill Operating will be accounted for as a transaction between entities under common control. Clarify your disclosure regarding the nature of this transaction to address whether it is a reverse acquisition. Refer to FASB ASC 805-10-55-12.

10.   We note that Tema will own approximately 71% of the equity of Rosehill Operating immediately following the business combination agreement with KLRE. We also note that you have identified Rosehill Operating as a variable interest entity and KLRE as the primary beneficiary. Provide us with an analysis of the characteristics of Rosehill Operating underlying its identification as a variable interest entity pursuant to FASB ASC 810-10-15-14. In addition, describe the basis for your conclusion that KLRE is the entity with the ability to direct the activities most significant to Rosehill Operating's economic performance and the obligation to absorb losses / the right to receive benefits from Rosehill Operating that could potentially be significant to Rosehill Operating. Your response should address the voting interest in KLRE that will be held by Tema and the relevant terms of Rosehill Operating's limited liability company agreement. Refer to FASB ASC 810-10-25.

Note 2 – Pro Forma Adjustments and Assumptions, page 93

Pro Forma Adjustments to the Statement of Operations, page 93

11.   Tell us how you considered providing pro forma adjustments reflecting the tax effect of your acquisition of a portion of the equity of Rosehill Operating. If pro forma tax adjustments are deemed necessary, the calculation of the related amounts should be based on the statutory tax rate.

12.   In pro forma adjustment (e), expand your disclosure to provide information regarding outstanding warrants and to discuss why you have not quantified the potential effect in the diluted earnings per share computation (e.g., inclusion of the warrants would be anti-dilutive).

13.   We note that shares of Class F common stock will automatically convert to a number of shares of Class A common stock equal to 20% of the total number of all shares of Class A common stock outstanding, capped at 4,250,000 shares. Tell us why pro forma adjustment (f) includes 4,250,000 shares of Class A common stock as the quantity to be issued in connection with the conversion of Class F shares as this appears to be in excess of 20% of the total number of all shares of Class A common stock outstanding. This comment also applies to adjustments (i) and (k) to the pro forma balance sheet.

Background of the Business Combination, page 118

14.   Throughout this section, please identify by name those individuals who were actually involved in each stage of the discussions and negotiations to which you refer. We also note in this regard several references to Tema's "management team" throughout this section.

Gary C. Hanna
KLR Energy Acquisition Corp.
February 14, 2017
Page 5

15.   We note the disclosure on page 119 that you considered approximately 75 potential
       acquisition targets. Please revise to describe the size and material attributes of these
       acquisition targets.

16.   On July 15, 2016 we note that KLR Group held an introductory meeting with Tema.
       Please clarify whether you approached Tema with the business combination proposal.

17.   Revise to disclose the potential range of valuations for Tema and the public company
       valuations that have comparable assets which were discussed at the August 24, 2016
       meeting.

18.   We note the disclosure that between August 29, 2016 and October 4, 2016, Mr.
       Hanna and representatives of KLR Group conducted due diligence on Tema and
       determined that Tema was attractively positioned. At this point during negotiations,
       please clarify whether KLR considered alternative business combination candidates.

19.   Please expand your discussion of the parties' negotiations underlying the
       determination of the ratios resulting in the post-closing equity ownership of the
       company.

20.   We note that on October 4, 2016 Rosemore, Tema and KLRE executed a letter of
       intent which proposed a $400,000,000 enterprise value for the contributed assets.
       Please expand the disclosure here to describe how your board of directors and the
       parties involved arrived at its valuation of Rosehill Operating. We further note the
       disclosure that the terms of the letter agreement were determined jointly by Mr.
       Hanna and the KLR Group.

21.   You state on page 121 that on October 4, 2016, members of KLRE, KLR Group and
       an outside placement agent discussed the process of sourcing additional capital
       through a PIPE. Please enhance your disclosure to explain why you chose to source
       additional capital through a PIPE rather than any alternative capital raising method,
       and identify the outside placement agent. You also state on page 121 that, "On or
       about December 11, 2016, Mr. Kovalik and Mr. Hanna discussed structuring the PIPE
       Investment as a private placement of Series A Preferred Stock and warrants rather
       than a private placement of Class A common stock." Please expand your disclosure
       to explain why you structured the PIPE Investment in this manner.

The Company's Board of Director's Reasons for the Approval of the Business Combination, page 122

22.   Please expand the disclosure in this section by discussing the negative factors that the board considered in approving the business combination. We note your related disclosure in the final paragraph of page 122. Further, please discuss the consideration that the board gave to the net losses over recent fiscal periods that are associated with the business to be contributed, and the reasons that the board believed that the merger was nonetheless advisable. If the board did not discuss the net losses, please clarify.

Certain Company Projected Financial Information, page 123

23.   We note that the financial projections prepared by Tema and provide to KLR Energy reflect assumptions with respect to "general, business, economic, market, regulatory and financial conditions and various other factors" and "growth assumptions." Please expand to disclose the material assumptions made in arriving at the financial projections on page 124.

Proposal No. 2 — Classification of the Board of Directors, page 133

24.   Please state whether vacancies which occur during the year may be filled by the board of directors to serve only until the next annual meeting or may be so filled for the remainder of the full term. Refer to Instruction 1 to Item 19 of Schedule 14A.

Proposal No. 7 — Approval of Amendments to Current Certificate to Authorize the Establishment of the Class B Common Stock as a New Class of Capital Stock, page 146

25.   Please clarify throughout the proxy statement and form of proxy card that, pursuant to the proposed amendments, you will only be permitted to issue shares of Class B Common Stock to Tema Oil and Gas Company, its successors and assigns. Refer to Exchange Act Rule 14a-4(a)(3).

Comparison of Current Certificate to Proposal Certificate, page 146

Proposal No. 10 — Election of Directors to the Board of Directors, page 170

26.   Please disclose Gary C. Hanna's employment from June 2014 to September 2015, and make corresponding changes to page 191.

Information about the Company, page 189

Management, page 191

Directors and Executive Officers, page 191

27.   Please disclose Tiffany J. Thom's employment from June 2014 to September 2015.

Related Party Transactions, page 206

28.   You state here that you "agreed to reimburse an affiliate of [y]our Sponsor for certain expenses incurred in connection with the employment of Mr. Hanna, [y]our Chief Executive Officer, and Ms. Thom, including employment related taxes (paid in connection with Ms. Thom's annual salary) and health benefits." Please identify this affiliate and quantify the amount of expenses to be reimbursed.

Information about Rosehill Operating, page 208

General, page 208

29.   You state in the second full paragraph of this section that your acreage is predominantly located in Loving, Texas, "where well performance typically indicates greater productivity and recoverable reserves compared to other portions of the Delaware Basin." Please provide objective support to substantiate this claim.

30.   In the first full paragraph of page 210, you attribute Rosehill's Operating's decrease in its drilling and completion costs in part to "the reduction or elimination of unnecessary costs." Please expand your disclosure to describe briefly these unnecessary costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Rosehill Operating, page 236

Overview, page 236

Derivative Activity, page 238

31.   You state that Rosehill Operating's ability to enter into commodity derivative arrangements at favorable prices may be limited in the current commodity price environment. Provide additional information that will enable an investor to ascertain the likelihood that your past results are indicative of future performance. Your

revised disclosure should compare derivative agreements entered into in prior periods to those currently in place and explain how differences in terms are expected to affect your ability to reduce the effect of price changes. Refer to Section III.B.3. of Financial Reporting Release No. 72.

Results of Operations, page 242

32.   Revise to quantify the effect of each causal factor identified for material changes in your financial statement amounts. For example, quantify the impact of changes in sales prices and production as part of your analysis of revenue and service provider costs and workover expenses as part of your analysis of lease operating expenses. Your revised variance explanations should fully address the change between periods. Refer to Item 303(a)(3) of Regulation S-K, and for additional guidance, Section III.D of Financial Reporting Release No. 36.

Capital Requirements and Sources of Liquidity, page 250

Analysis of Cash Flow Changes for the Nine Months Ended September 30, 2016 and 2015, page 252

33.   In your discussion of cash flow from operating activities, you state that the year-over-year increase in net cash "was primarily due to an increase in changes in current assets and current liabilities." Please specify and quantify these changes.

Critical Accounting Policies and Estimates, page 257

34.   You disclose that Rosehill Operating may be required to take impairments or write-downs of the carrying values of its properties if commodity prices decrease. Considering your statement that commodity prices are highly volatile, expand your disclosure to provide additional detail regarding the reasonably possible near-term changes to your proved reserves and the potential for impairments of oil and natural gas properties. Your revised disclosure should address the following:

  • Address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements;
  • Provide additional detail explaining the basis for key assumptions such as those related to commodity prices and analyze the uncertainties associated with your key assumptions;
  • Explain why the estimates or assumptions bear the risk of change and indicate how accurate these have been in the past; and,

- Analyze sensitivity of key assumptions to change based on outcomes that are reasonably likely to occur.

Refer to Section V of Financial Reporting Release No. 72.

Beneficial Ownership of Securities, page 278

35.   Please identify the individual or individuals who have voting and dispositive power over the shares held by K2 Principal Fund, L.P., Weiss Asset Management LP, and Boothbay Absolute Return Strategies, LP. Refer to Item 403 of Regulation S-K.

Notes to the Financial Statements

Note 13 – Supplementary Disclosures of Oil and Natural Gas Activities, page FIN-67

Estimated Oil and Natural Gas Reserves, page FIN-67

36.   Revise to provide the total reserve quantities for all products and to separately present quantities of proved developed and undeveloped reserves as of the beginning and end of each year. Also, tell us how you considered separately disclosing quantities of natural gas liquids. Refer to FASB ASC 932-235-50-4 and 932-235-55-2.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, me at (202) 551-3642 with any other questions.

                                            Sincerely,

                                            /s/ Loan Lauren P. Nguyen

                                            Loan Lauren P. Nguyen
                                            Legal Branch Chief
                                            Office of Natural Resources